Exhibit 4.10

ReneSola America Inc.

AND

[ ]

[Title] of ReneSola America

THIS AGREEMENT IS MADE ON

BETWEEN

(A)	ReneSola America Inc., whose correspondence address is Suite No. 850, 301 Howard Street, San Francisco, California, 94105 (The “Company”),

and

(B)	___________, whose passport number is ___________ and correspondence address is _____________________ (the “Employee”).

IT IS AGREED that the Company shall employ the Employee on the following terms and conditions:

1	Start Date; At-Will Employment

Your employment with the Company shall commence on __________________. Your employment is of no set duration.

2	Position and Location of Work

2.1	The Employee shall be employed as [Title] of ReneSola America .During his employment, the Employee shall not engage in any part-time job, directly or indirectly take part in any commercial activities similar to the business activities which the Company or any [Identify companies that are intended to be a Group Company] (“Group Company”) engages in or is going to engage in, including, but not limited to, being employed by a company which competes with the Company or any Group Company, engaging in consulting or other business activities in conflict with the Company’s or any Group Company’s business, or providing technical information, technical parameters and trade secrets etc to any company which competes or is likely to compete with the Company or any Group Company.

2.2	The Employee’s normal place of work shall be at ___________, although the Employee is expected to travel abroad from time to time if the Company’s business requires. The Company may also send the Employee to work at the offices of other Group Companies. Any adjustment to the Employee’s duties and responsibilities and related benefits package shall be confirmed in writing by the parties.

2.3	The Employee’s procedures, duties and responsibilities, including, without limitation, authorization, contents, procedures and methods of work shall be determined by the Duty Statement issued by the Company. Before receiving such Duty Statement, the Employee shall comply with the Company’s internal rules and regulations and the requirements of senior management in charge.

2.4	The Employee shall fulfill the assigned work in accordance with the Company’s specifications in terms of quality, quantity and time limits. The Company shall be entitled to assign the Employee other tasks of a temporary nature during working hours. The Employee shall accept and fulfill the assigned jobs to the best of his abilities or to a level which exceeds the expected commercial purpose.

3	Working Hours and Vacation

3.1	The Employee’s normal working hours shall be between _____ and _____daily. The Employee may be required to attend the office or to be available to perform his duties outside these hours.

3.2	The Employee shall be entitled to _______days’ paid annual leave in every annual leave year (being 1 January to 31 December every year).

3.3	Paid leave may be granted with the Company’s permission in accordance with the Company’s rules and regulations and applicable laws and regulations.

4	Overtime Work and Business Trips

4.1	The Employee may be required to work overtime from time to time based on the reasonable requirements of the Company.

4.2	The Employee may be required to conduct business trips to other locations outside __________ from time to time.

4.3	The Employee shall be entitled to the reimbursement of business trip expenses according to relevant policy of the Company.

5	Compensation

5.1	The Company shall pay the Employee during his employment a base salary of US dollar $__________per month.

5.2	The salary will be paid monthly at the tenth day of each month and, if authorized by the Employee, such payment shall be deposited directly into a bank account designated by the Employee.

5.3	The Company shall pay the Employee a sign-on bonus of _____-month base salary regarding his on-board date before ____________. This bonus shall be divided by ______ and separately paid with the first _________ months base salary.

5.4	Standard monthly salary and bonus defined in Sections 5.1 and 5.3 are amounts before tax. Individual income tax will be withheld by the Company in accordance with applicable federal, state and local laws and regulations.

6	Labor Discipline

6.1	The Employee shall comply with all applicable laws and regulations.

6.2	The Employee shall read, fully understand and comply with the Employee Manual and other work rules, work procedures and confidentiality requirements of the Company.

6.3	The Employee shall not use any facilities of the Company to do anything harmful to the Company, including without limitation, search or read unauthorized material belonging to the Company or spread rumors in contravention of relevant laws, regulations and the Company’s reputation. During work hours, the Employee shall not search, send, release, spread or do anything not related to work through computers, telephones or other facilities.

6.4	The Company shall have right to inspect, guide and examine the performance of the Employee. If the Employee does not comply with labor discipline, the Company has the right to take disciplinary action or terminate this Contract unilaterally.

6.5	The Employee shall comply with anti-corruption legislation where relevant.

7	At-Will Employment; Termination

7.1	The Employee and the Company understand and acknowledge that Employee’s employment with the Company constitutes “at-will” employment, which means that this employment relationship may be terminated at any time, with or without good cause or notice or for any or no cause, at the option of either the Company or Employee.

7.2	On termination the Employee shall, at the request of the Board, immediately resign from any office held by him in the Company or any Group Company and, in the event of his failure to do so, the Company is irrevocably authorised to appoint some person in his name and on his behalf to sign and deliver such resignations to the Board.

7.3	The Employee’s final paycheck will include all of the Employee’s accrued but unpaid wages and accrued but unused vacation. The Employee will receive Employee’s final paycheck within the time required by law. If the Employee provides at least seventy-two (72) hours advance written notice, the Employee will be provided with the Employee’s final paycheck on the Employee’s last day of employment. If the Employee resigns without providing at least seventy-two (72) hours advance written notice, the Employee will receive the Employee’s final paycheck within seventy-two (72) hours of the Employee’s resignation.

8	Obligations on Termination

8.1	On termination of his employment with the Company, the Employee shall:

(i)	deliver up to the Company all Confidential Information of the Company or any Group Company (including copies) and other property belonging to the Company or any Group Company which may be in his possession or under his power or control and having forwarded a copy to the Company, irretrievably delete any and all Confidential Information of the Company or of any Group Company, from any computer drives, disks, tapes in the Employee’s possession or under the Employee’s control.

(ii)	deliver up to the Company all property belonging to the Company including, without limitation, customer name cards, technical materials, financial statements and any other originals, copies and/or duplicates.

8.2	The Employee undertakes that without the Company’s written permission, he will not disclose or make use of any of the Company’s Confidential Information, including without limitation, business correspondence, operation, personnel, technical information, business plan, personnel information, financial information, know-how, technical knowhow, procedures which were acquired by the Employee from the Company or during the Employee’s employment. Confidential Information includes information which is specifically defined as confidential by the Company or judged by the Employee to be confidential (irregardless of whether the Employee acquires that Confidential Information from a third party, the Employee shall not disclose or make use of that information where there is evidence that the information comes from the Company).

9	Work-related Intellectual Property

9.1	Both parties agree that, during the employment, the title to all research, development, invention and design (hereinafter referred to as “Work-related Intellectual Property”), which is made or conceived by the Employee through mainly using material and technical resources of the Company or for carrying out the Employee’s duties and responsibilities, shall be owned by the Company. The Company shall be entitled to use or transfer such Work-related Intellectual Property freely without the Employee’s consent. The Employee shall provide all necessary information or assistance as requested by the Company during application, registration and filing procedures to assist the Company to acquire and enjoy the Work-related Intellectual Property.

9.2	The Employee shall retain moral rights over the Work-related Intellectual Property. The Company shall respect the personal rights of the Employee and assist him in enjoying such rights.

9.3	If the Employee wishes to claim that any work made or conceived during the course of employment should not be deemed “Work-related Intellectual Property”, he should notify the Company forthwith. The Employee is free to exploit the Work-related Intellectual Property after the Company’s verification. Otherwise, the Employee shall not use or transfer such Work-related Intellectual Property to any third party without the Company’s prior approval.

9.4	If the Employee develops certain works during his employment but does not declare this to the Company, or if the Company proves that the work should be treated as Work-related Intellectual Property despite the Employee’s declaration, then such works shall be deemed to be Work-related Intellectual Property and the Company shall be entitled to use or transfer such works to a third party freely. If the Company disagrees with the Employee’s declaration, the parties may resolve the dispute through negotiation or arbitration.

9.5	Upon the execution of this Agreement, the Employee shall disclose all patents, copyright, know-how and/or other Confidential Information owned by him. The Employee hereby represents and warrants that, during the employment, he would not use without permission any Confidential Information owned by other parties or do anything harmful to the Company or any intellectual property owned by other parties.

10	Dispute Resolution

10.1	Any dispute between the Company and the Employee shall be settled through friendly consultation. If consultation fails, the dispute shall be resolved through binding arbitration to the extent permitted by applicable laws and regulations.

10.2	Any arbitration of disputes relating to this Agreement, the validity, construction, performance or enforcement of any provision of this Agreement or the Employee’s terms and conditions of employment (including, but not limited to, the Employee’s compensation, working conditions and termination) will be conducted in the state of California in accordance with the employment arbitration rules of the American Arbitration Association National Rules for the Resolution of Employment disputes then in effect, which can be downloaded from the AAA’s website (www.adr.org), and the requirements of Armendariz v. Foundation Health (2000), 24 Cal. 4th 83 as modified by state law from time to time. Each party will bear one half of the cost of the arbitration filing and hearing fees, and the cost of the arbitrator. Each party will bear its own attorneys’ fees, unless otherwise permitted by law and so determined by the arbitrator. The arbitration shall be instead of any civil litigation. The arbitrator’s decision shall be final and binding to the fullest extent permitted by law, and shall be enforceable by any court having jurisdiction thereof.

THE EMPLOYEE HAS READ AND UNDERSTANDS SECTION 10 WHICH DISCUSSES ARBITRATION. THE EMPLOYEE UNDERSTANDS THAT BY SIGNING THIS AGREEMENT, THE EMPLOYEE AGREES, TO THE EXTENT PERMITTED BY LAW, TO SUBMIT ANY FUTURE CLAIMS ARISING OUT OF, RELATING TO, OR IN CONNECTION WITH THIS AGREEMENT, OR THE INTERPRETATION, VALIDITY, CONSTRUCTION, PERFORMANCE, BREACH OR TERMINATION OF THIS AGREEMENT TO BINDING ARBITRATION AND THAT THIS ARBITRATION CLAUSE CONSTITUTES A WAIVER OF EMPLOYEE’S RIGHT TO A JURY TRIAL AND RELATES TO THE RESOLUTION OF ALL DISPUTES RELATING TO ALL ASPECTS OF THE EMPLOYER/EMPLOYEE RELATIONSHIP.

11	Miscellaneous

11.1	This Agreement can be signed in counterparts which, when executed, shall form one agreement.

11.2	No modification or amendment of this Agreement shall be effective or enforceable unless it is in writing and duly executed by both parties.

11.3	This Agreement is governed by and shall be construed in accordance with and governed in all respects by, the internal laws of the state of California (without giving effect to principles of conflicts of laws).

11.4	If there are conflicts between this Agreement and the Offer dated _____________, the provision of this Agreement shall prevail.

[No text below]

[Signing Page]

SIGNED by Mr.Li Xianshou
for on behalf of the Company

SIGNED by [ ]